UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras signs agreement for the sale of its stake in the Maromba field in the Campos Basin

Rio de Janeiro, March 8, 2019 - Petróleo Brasileiro S.A. - Petrobras informs that today it signed an agreement with BW Offshore (“BWO”) to sell its full stake in the Maromba field. Discovered in June 2003, the field is located in shallow waters south of the Campos Basin, about 100 km off the coast of the state of Rio de Janeiro. Petrobras is the operator with a 70% stake and the transaction includes the transfer of the operatorship.

The transaction value is US$ 90 million, to be paid in three installments: (a) US$ 20 million at the closing date of the transaction; (b) US$ 20 million within 15 business days of the start of well drilling activities for field development; and (c) US$ 50 million within three months of the first oil or three years after the start of well drilling activities for field development, whichever occurs first.

BWO will start operating the field as of the closing of the transaction, which is subject to compliance with precedent conditions set forth in the purchase and sale agreement, such as the approval of the Administrative Council of Economic Defense (CADE) and the National Petroleum, Natural Gas and Biofuels Agency (ANP).

This project contributes to improving the company’s capital allocation, thereby increasing value generation.

About BWO

BW Offshore is a leader in the supply of floating production unit services in the Oil&Gas industry, it’s listed on the Oslo Stock Exchange and has total assets of US$ 3.4 billion. The company also participates in the development of proven offshore hydrocarbon reservoirs, with participation in the Dussafu Field, located in Gabon. BWO operates in the world’s major regions of the O&G market and has 15 proprietary FPSOs.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 08, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer